UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
May 6, 2009
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
               (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑      Form 40-F ☐
               (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___)
               (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)
               (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐       No ☑
               (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-___.)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie
Name	Stuart MacKenzie
Title:	Group Secretary & General Counsel
Date: May 6, 2009

Annual General Meeting, 6 May 2009
Chairman, Dr Ross Garnaut
Good morning ladies and gentlemen. It gives me great pleasure to welcome you to the 2009 Annual General Meeting of Lihir Gold Limited being held here in Port Moresby.
I also would like to welcome, for the first time, all those shareholders joining us on the internet. This is a step by the company towards greater shareholder engagement in the organisation. The webcast makes information immediately available to all our 42,000 shareholders around the world who chose to join our meeting.
OVERVIEW
2008 was a year of change, growth and improved performance for LGL. At the beginning of the year the company had one producing mine — our foundation asset at the rich Lihir Island deposit in Papua New Guinea. By year end, we had three mines in production in three countries, producing at a combined rate of more than 1 million ounces of gold per year, with extensive growth opportunities in development.
This transformation in 2008 continues four years of fundamental change within the company, and helps bring to fruition the strategic goals that the board set when it set out to establish an independent management structure in 2005. LGL is now firmly established among the ranks of the world’s largest gold producers, with a portfolio of low cost operations and an enviable growth profile.
There were a number of highlights in the year.

7th Floor, Pacific Place
Lihir Gold Limited	Phone: +675 321 7711	Cnr. Champion Parade & Musgrave Street
Incorporated in Papua New Guinea	Fax: +675 321 4705	PO Box 789 Port Moresby NCD 121

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EQUIGOLD MERGER
The merger with Equigold NL, completed in June, was a pivotal development in the history of the company. The merger brought two new projects to the LGL group — Mount Rawdon in Queensland, and Bonikro in Côte d’Ivoire — as well as more than 20,000 square kilometres of exploration potential in parts of West Africa’s highly prospective but relatively under-explored Birimian greenstone belt. Since the acquisition was completed, the Bonikro mine has been successfully brought into production, and the Mt Rawdon operation has continued its reliable track record of consistent delivery. Together, these mines will lift LGL’s annual gold production by approximately 240,000 ounces per year, at highly competitive cash costs.
It is now almost 12 months since the Equigold acquisition, and I am pleased to report that the merger is delivering in accordance with our expectations. The newly acquired assets are already generating significant cashflows, and the profitable growth prospects are impressive.
I’d like to extend a warm welcome to the 2,800 shareholders who have joined LGL through the Equigold merger. Following the acquisition, the group has more than 42,000 shareholders around the world, and 2,500 employees. We are a much stronger organisation, and well equipped to meet the task of creating value for our broad range of stakeholders.
RECORD PRODUCTION
The acquisition of Equigold helped LGL to register a third successive year of record gold production. Full year output was 882,000 ounces, which was 26% higher than in 2007, and included fourth quarter production of 315,000 ounces.

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Production at the cornerstone Lihir Island operation was also a record, at 771,000 ounces, as the benefits of the flotation expansion completed in 2007 flowed through to improved plant performance.
The Mt Rawdon mine contributed 54,000 ounces to group production from acquisition date of June 17, and at Bonikro, gold production commenced on October 7 and a total of 37,000 ounces were produced by year end.
At Ballarat, production for the year totaled 10,000 ounces, which was significantly lower than we had intended. While drilling results have met or exceeded expectations at Ballarat, it has recently become clear that ore zones in the Central and Southern areas of the mine were more fragmented than expected. As announced in our quarterly report, the first stage of a review of operations has been completed and resulted in a streamlining of current operations and a re-focusing of resources on the delayed development of the northern zones of the mine, which are expected to hold larger ore bodies more suitable to bulk production methods. Chief Executive Arthur Hood will have more to say about Ballarat.

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FINANCIAL RESULTS
The strong production outcome, combined with significantly higher gold prices, generated strong financial results for 2008. Revenues increased 52% to $756 million. Profit rose to $109.3 million, compared with a loss of $24.1 in 2007, which had been affected by losses associated with the closeout of the hedge book. At an underlying level, before non-cash hedging losses and non-recurring expenses, profit increased 54% to $184.9 million.
The group was able to reduce unit costs considerably and to improve its relative cost position. Total cash costs per ounce of production were at $400/oz, which placed LGL towards the lower end of the global cash cost curve.
These solid results were delivered against the backdrop of the global financial crisis. 2008 brought an unprecedented collapse of international financial intermediation and in the second half of the year the sharpest downturn in global industrial production and international trade since the emergence of the modern world economy over a century ago. Prompt corrective action by many governments seems to have arrested this downturn, so that it will not be as long or, in the end, as deep as the 1930’s Great Depression, but is likely to be the longest and deepest since that time.
These unhappy circumstances have increased interest in gold as an asset to hold in uncertain times. Lihir has sought to place itself in a position to do well as a gold producer

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in these times. There are some benefits to costs of investment and production in the current downturn.
In the 12 months of 2008, the S&P ASX 200 index, which is a broad measure of the Australian sharemarket, fell by 41% in Australian dollars — one of the worst years on record.
LGL was not immune from the stock exchange weakness, recording negative shareholder returns in 2008 despite the strong operational improvements that were delivered. Our shares fell by 15% in the year to December. While that is disappointing, we remained among the top 30 performers in the ASX 100, and at number 53 in the ASX 200. Since the start of 2009, LGL shares have held their value, despite ongoing volatility in the gold price.
First Quarter Performance and Outlook for 2009
Late last month, we released our first quarter production report, which showed that in the three months to March, we achieved yet another record, at 318,000 ounces of gold produced. This was an excellent performance, building on the 315,000 ounces produced

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in the December quarter of 2008. Cash costs for the group fell below $400 per ounce, including total cash costs at Lihir Island of just $303/oz.
The company clearly remains on track to deliver another large increase in gold output this year. We expect to see group gold production of between 1 million and 1.2 million ounces, with costs to remain under firm control, below $400 per ounce.
The company’s overall financial position was further strengthened in the first quarter through a share placement and share purchase plan, which together raised approximately $350 million. The proceeds secure the financial resources to fund the Million Ounce Plant Upgrade at Lihir Island over the next two years, and put the company in a strong position to take advantage of further growth opportunities as they emerge. LGL is now debt free, with significant cash resources, rising cashflows, minimal hedging and a strong growth profile. It is well placed to deliver strong returns to shareholders in 2009 and beyond.
Acknowledgments
The excellent progress of LGL in recent years is a tribute to the management of the company led by CEO Arthur Hood, as well as all the staff across the group. Together we are delivering the kind of consistent results needed to realise this great company’s intrinsic value.
I also acknowledge the support and cooperation of the communities and Governments in the regions in which we operate. Together, we are making a positive contribution in these societies by generating economic growth and improving living standards. As a company we view our corporate responsibilities as being of paramount importance, and we take pride in operating in a manner that is socially and environmentally sustainable. The President of our new host government in Côte d’Ivoire has said that he sees LGL’s work in his country as a model for corporate citizenship in mining development.
The mine on Lihir Island is an exemplar of high performance on safety. As of today, the Lihir mine has been operating for over three and a half million hours without a lost time

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injury. I congratulate workers and management that have contributed to this outstanding outcome. We are seeking outstanding safety performance at all our mines.
For many years, LGL has enjoyed a strong relationship with the Papua New Guinean Government, which has been a supportive host to the mining sector in this country. In 2008 we worked to establish close rapport with the Governments in Australia and Côte d’Ivoire. We also thank our hosts in state, provincial and local governments with whom we seek to ensure that our work delivers genuine benefits to local communities.
Thank you to our shareholders for your continued confidence in the LGL group. The company has the people, assets, geographic scope and growth prospects to deliver improved profitability and increased shareholder value in the years to come.
Ross Garnaut